

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

June 3, 2009

By U.S. mail and facsimile

Mr. Kent A. Kleeberger
Chief Financial Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

> **Re: Chico's FAS, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed March 27, 2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2009**
> **File No. 001-16435**

Dear Mr. Kleeberger:

        We have reviewed your filings and response letter dated May 22, 2009 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies and Estimates, page 31

1.   We note from your response to comment two of our letter dated May 8, 2009, that you will revise your disclosures of critical accounting estimates in future filings. Please provide us with the text that contains the revisions that you intend to include in future filings, as you had provided in your response with regards to your discussion of inventory valuation and shrinkage.

Item 9A. Controls and Procedures, page 62

Controls and Procedures, page 62

2.   We note from your response to comment four of our letter dated May 8, 2009, that you will add disclosure that states your "disclosure controls and procedures are designed to provide reasonable assurance…" Please confirm to us that you will expand your disclosure in future filings to clarify, if true, that your disclosure controls and procedures are also *effective* in providing reasonable assurance that information required to be disclosed in your reports under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Form 8-K filed December 1, 2008

3.   We note your response to comment six of our letter dated May 8, 2009, and we may have additional comment upon your filing of an amendment to the Form 8-K originally filed with the Commission on December 1, 2008.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at 202-551-3394 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Beverages, Apparel
and Health Care Services